

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 18, 2008

Via Mail and Fax

Daley Mok
Chief Financial Officer
Network CN Inc.
21/F, Chinachem Century Tower
178 Gloucester Road
Wanchai, Hong Kong

RE: Network CN Inc.
Form 10-KSB for the Year Ended December 31, 2007
Amendment No. 1 to Form 10-KSB for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2008
File Number: 000-30264

Dear Mr. Mok:

We have reviewed your correspondence dated August 11, 2008, along with the additional filings indicated above, and have the following comments. In regard to comment number 4, we believe you should amend the associated filing. We believe you should revise future filings in response to other comments where indicated. If you disagree, we will consider your explanation as to why an amendment or revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Consolidated Balance Sheet, page F-3

1. Refer to your response to our prior comment number 4. Please explain to us and disclose the impact on your operations beyond the 12 month period upon the expiration of such rights. In particular, discuss your ability to generate revenues and any responsibilities you have in regard to the construction of advertising panels associated with such expired rights. Further, tell us and disclose how the rights that are to expire within 12 months correlate to your discussion under "Business Overview, 1. Media Business" so that there is a clear

understanding of the future prospects associated with the advertising panels discussed therein.

2. In connection with the preceding comment, please clarify for us and in your disclosures what "Intangible Rights, net" classified as noncurrent assets represent, and whether they have any relation to the operating rights discussed in "Business Overview, 1. Media Business." If any represent advertising operating rights, consider changing your description of these on the balance sheet to be consistent with other advertising operating rights reported, and aggregating disclosures associated with intangible rights and advertising operating rights to the extent appropriate. In this regard, we note that the estimated useful lives of "Intangible Rights, net" are the same as those for "operating rights" (i.e., 16 months to 20 years).

Note 10. Convertible Promissory Notes and Warrants, page F-20

3. Refer to your response to our prior comment number 6. Please disclose the "EPS Target" for each respective year in your revised disclosure so that investors may have context of the liability potential.

Form 10-KSB/A #1 for the Year Ended December 31, 2007 as filed on August 11, 2008

4. When a portion of an item of the filing is amended, the entire content of that item must be included in the amended filing, pursuant to Rule 12B-15 of Regulation 12B. For example, you revised a portion of "Item 6. Management's Discussion and Analysis or Plan of Operation," accordingly, the entirety of Item 6 inclusive of those portions revised must be included in the amended Form 10-KSB for 2007. Similarly, since the reports of the independent accountants were revised as well as portions of the notes to the financial statements, and both of these are within "Item 7. Financial Statements and Supplementary Data," the entirety of Item 7 inclusive of a complete set of financial statements and the accompanying notes must be included in the amended Form 10-KSB for 2007 along with any revised portions thereof. Please amend your filing accordingly. Note that your amended filing is to be accompanied by all certifications, updated as appropriate.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Condensed Consolidated Statements of Operations and Comprehensive Loss, page 5

5. We note your disclosure on page 36 that the board of directors resolved in June 2008 to dispose of your travel business represented by Tianma, and that such was sold very shortly thereafter. In this regard, please explain to us why this component was not presented as a discontinued operation for the periods ended June 30, 2008 pursuant to FAS 144. Please advise and revise, as appropriate.

Notes to Condensed Consolidated Financial Statements, page 7
Note 8. Convertible Promissory Notes and Warrants, page 22
(b) 3% Convertible Promissory Notes and Warrants, page 23

6. We note that you amortized the entire discount associated with the beneficial conversion
    feature attributed to each issuance of 3% convertible promissory notes in the respective
    periods in which issued in 2007 and 2008. However, these notes are due in full at a stated
    redemption date in June 2011. In this regard, please explain to us your consideration of the
    guidance in Issue 6 of EITF 00-27 with respect to amortizing the discount attributed to the
    beneficial conversion feature over the term of the notes from the respective dates of issuance.

        You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any
questions. You may also contact me at 202-551-3380.

                                            Sincerely,

                                            Lyn Shenk
                                            Branch Chief